UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

		Commission File Number	001-35009

FORTEGRA FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

10151 Deerwood Park Boulevard, Building 100 Suite 330 Jacksonville, Florida 32256 (866)-961-9529
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

	Rule 12g-4(a)(1)	[X]
	Rule 12g-4(a)(2)	[_]
	Rule 12h-3(b)(1)(i)	[X]
	Rule 12h-3(b)(1)(ii)	[_]
	Rule 15d-6	[_]

Approximate number of holders of record as of the certification or notice date:			1

Pursuant to the requirements of the Securities Exchange Act of 1934 Fortegra Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

FORTEGRA FINANCIAL CORPORATION

Date:	December 15, 2014	By:	/s/ Richard S. Kahlbaugh
Richard S. Kahlbaugh
President and Chief Executive Officer